Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

Date: May 23, 2018

The following is an excerpt from a presentation given by John Flannery, Chief Executive Officer of General Electric Company, at the Electrical Products Group Conference on May 23, 2018:

Let me just spend a minute on the Wabtec transaction before we wrap up and take your questions because I think a lot of the things that we have just spoken about are synthesized in the Wabtec transaction. So I'd start first with the GE Transportation business, one of the oldest businesses of GE. It's an iconic business. It's a 100-year-old business. It's always been a good business, with good technology and a big installed base for services. It's been globalizing more. There's been good cash performance over time, margin performance and good management. It's been a good business. Cyclical? Obviously as part of the industry, but fundamentally a good business for a long time.

The reality is, inside the company, it was always second or third or fourth or fifth to get to the table for resources, and it wasn't because we didn't like the business it just was smaller and a little bit off of the core radar. So, we see an opportunity for our shareholders to participate and benefit in a much healthier contract, in a much stronger company, a company that's free, has its own resources (inaudible) strategy in the real business with the management team, has the right levers to pull in that business, a good link between compensation and outcome for the team and a good chance for our shareholders to participate in this.

So, we like the transaction -- let me just walk briefly through it. The essence of the transaction is the merger of GE Transportation into Wabtec, a public company. We're going to take a $2.9 billion dividend on day 1, and our shareholders of GE will own 50.1% of the shares as the aftereffect of the dividend and the merger. We're going to distribute, in some fashion to be determined, 40% of the 50%, whether that's split or spin or other things we'll determine in the future. And we're retaining up to 9.9%, which we can monetize or also spin or split. So, that could be another $2 billion of cash into the company if we monetize that in today's prices. So, a lot of flexibility, about $5 billion potentially of cash to help deliver, but still have the upside in this business. And I think when you look again, on the upside, we think this is a very, very strong company. So we think the day 1 valuation reflects a certain inherent value of our company. But, what we're really excited about is day 2 and beyond, and what we can create with the Wabtec management team. So, Al and Ray are going to lead the company. We're very confident in that whole management team. Rafael, who runs our Transportation business, is going to be running the freight side of this company, which is about 70% of the business. But, we see just as good a path forward by the management. And, the business logic, if you spend time on this, is quite compelling along with the industrial logic to combine these companies. It's a broadly diversified company. They are a freight and transit components company. We're a locomotive company. There's big opportunities to cross-sell and leverage each other's relationships, etcetera. So, we see a very healthy business logic to this. Financially, I think it's quite interesting. So, this is a company now that's going to be a big $8 billion company, 15% plus margins. There's about $250 million of run-rate synergies that we see by year 4. Obviously, we can generate growth on our own. There's a creative tax structure. We've got about $1 billion of the tax assets upfront and we just see an upside ride for everyone's shareholders. Wabtec and GE in a cyclical industry that is going to go through, we think, a major upturn in the next couple of years and a logical business combination that creates to help their company. So, we like the form in this transaction.

But, the last thing I'd say, and I think it's a window into talking about the company overall and how we're managing and how we're going about things, we've been very, very deliberate about analyzing our business -- what options we have, how do we create value, how do we balance these issues around dilution and equity and maintaining upside etcetera -- and we went through it very methodically. We could have sold this business for cash. There was a long line of people. We could have done that 6 months ago at easily a much lower price. Now, we look at taking the company public, spinning it off on its own and what that might create and ultimately, as we went through that, we came to the belief that this is a compelling transaction for Wabtec. It's compelling for us. This is the right thing to do. So, I think the hallmarks are, being deliberate and methodical, when we see something compelling to do, we're going to do it, and we're not doing things just to create activity.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Wabtec, Transportation Systems Holdings Inc., a wholly owned subsidiary of GE created for the transaction (“SpinCo”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus or a registration statement on Form 10 and Wabtec will file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus. If the transaction is effected via an exchange offer, GE will also file with the SEC a Schedule TO with respect thereto. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. GE, Wabtec, SpinCo, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Wabtec in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on March 12, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the SEC on May 1, 2018 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Wabtec is contained in Wabtec’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on April 5, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 26, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 which was filed with the SEC on May 4, 2018 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Wabtec may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.